SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Stratasys, Inc.
                      -------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      -------------------------------------
                         (Title of Class of Securities)

                                    862685104
                      -------------------------------------
                                 (CUSIP Number)


                                  Erinch Ozada
                              Archery Capital, LLC
                           237 Park Avenue, Suite 801
                               New York, NY 10017
                            Telephone: (212) 808-7484

                    ----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                               November 14 , 1997
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)

 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

CUSIP No.  862685104

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Archery Capital, LLC
         -----------------------------------------------------------------------
         Tax Identification Number 13-3884177
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See
                  Instructions)

|_|      (a)   -----------------------------------------------------------------

|_|      (b)   -----------------------------------------------------------------
               -----------------------------------------------------------------

(3)      SEC Use Only ----------------------------------------------------------
         -----------------------------------------------------------------------


(4)      Source of Funds (See Instructions)       AF
                                            ------------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|      -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                               ---------------------------------
         -----------------------------------------------------------------------

--------------------
                                  (7)    Sole Voting Power
    Number of                                              ---------------------
      Shares                             ---------------------------------------
   Beneficially                   (8)    Shared Voting Power    1,230,135
     Owned by                                                  ------------
       Each                              ---------------------------------------
    Reporting                     (9)    Sole Dispositive Power
      Person                                                    ----------------
       With                              ---------------------------------------
                                 (10)    Shared Dispositive Power    1,230,135
                                                                  --------------
  --------------------                   ---------------------------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,230,135
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|      -----------------------------------------------------------------------

CUSIP No.  862685104

(13)     Percent of Class Represented by Amount in Row (11)    17.7%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IN
                                                     ---------------------------

CUSIP No.  862685104

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Pharos Fund Limited
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See
                  Instructions)

|_|      (a)   -----------------------------------------------------------------

|_|      (b)   -----------------------------------------------------------------
               -----------------------------------------------------------------

(3)      SEC Use Only ----------------------------------------------------------
         -----------------------------------------------------------------------


(4)      Source of Funds (See Instructions)       WC
                                            ------------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|      -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    British Virgin Islands
                                               ---------------------------------
         -----------------------------------------------------------------------

--------------------
                                  (7)    Sole Voting Power
    Number of                                              ---------------------
      Shares                             ---------------------------------------
   Beneficially                   (8)    Shared Voting Power    1,230,135
     Owned by                                                  ------------
       Each                              ---------------------------------------
    Reporting                     (9)    Sole Dispositive Power
      Person                                                    ----------------
       With                              ---------------------------------------
                                 (10)    Shared Dispositive Power    1,230,135
                                                                  --------------
  --------------------                   ---------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,230,135
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|      -----------------------------------------------------------------------

CUSIP No. 862685104

(13)     Percent of Class Represented by Amount in Row (11)    17.7%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IC
                                                     ---------------------------

CUSIP No.  862685104

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Pharos Fund Genesis Limited
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See
                  Instructions)

|_|      (a)   -----------------------------------------------------------------

|_|      (b)   -----------------------------------------------------------------
               -----------------------------------------------------------------

(3)      SEC Use Only ----------------------------------------------------------
         -----------------------------------------------------------------------


(4)      Source of Funds (See Instructions)       WC
                                            ------------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|      -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    British Virgin Islands
                                               ---------------------------------
         -----------------------------------------------------------------------

--------------------
                                  (7)    Sole Voting Power
    Number of                                              ---------------------
      Shares                             ---------------------------------------
   Beneficially                   (8)    Shared Voting Power    1,230,135
     Owned by                                                  ------------
       Each                              ---------------------------------------
    Reporting                     (9)    Sole Dispositive Power
      Person                                                    ----------------
       With                              ---------------------------------------
                                 (10)    Shared Dispositive Power    1,230,135
                                                                  --------------
  --------------------                   ---------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,230,135
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|      -----------------------------------------------------------------------

CUSIP No.  862685104

(13)     Percent of Class Represented by Amount in Row (11)    17.7%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IC
                                                     ---------------------------

CUSIP No.  862685104

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Lighthouse USA Partners, L.P.
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See
                  Instructions)

|_|      (a)   -----------------------------------------------------------------

|_|      (b)   -----------------------------------------------------------------
               -----------------------------------------------------------------

(3)      SEC Use Only ----------------------------------------------------------
         -----------------------------------------------------------------------


(4)      Source of Funds (See Instructions)       WC
                                            ------------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|      -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                               ---------------------------------
         -----------------------------------------------------------------------

--------------------
                                  (7)    Sole Voting Power
    Number of                                              ---------------------
      Shares                             ---------------------------------------
   Beneficially                   (8)    Shared Voting Power    1,230,135
     Owned by                                                  ------------
       Each                              ---------------------------------------
    Reporting                     (9)    Sole Dispositive Power
      Person                                                    ----------------
       With                              ---------------------------------------
                                 (10)    Shared Dispositive Power    1,230,135
                                                                  --------------
  --------------------                   ---------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,230,135
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|      -----------------------------------------------------------------------

CUSIP No.  862685104

(13)     Percent of Class Represented by Amount in Row (11)    17.7%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IC
                                                     ---------------------------

CUSIP No.  862685104

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Lighthouse Genesis USA Partners, L.P.
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See
                  Instructions)

|_|      (a)   -----------------------------------------------------------------

|_|      (b)   -----------------------------------------------------------------
               -----------------------------------------------------------------

(3)      SEC Use Only ----------------------------------------------------------
         -----------------------------------------------------------------------


(4)      Source of Funds (See Instructions)       WC
                                            ------------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|      -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                               ---------------------------------
         -----------------------------------------------------------------------

--------------------
                                  (7)    Sole Voting Power
    Number of                                              ---------------------
      Shares                             ---------------------------------------
   Beneficially                   (8)    Shared Voting Power    1,230,135
     Owned by                                                  ------------
       Each                              ---------------------------------------
    Reporting                     (9)    Sole Dispositive Power
      Person                                                    ----------------
       With                              ---------------------------------------
                                 (10)    Shared Dispositive Power    1,230,135
                                                                  --------------
  --------------------                   ---------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,230,135
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|      -----------------------------------------------------------------------

CUSIP No.  862685104

(13)     Percent of Class Represented by Amount in Row (11)    17.7%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IC
                                                     ---------------------------

Item 1.  Security and Issuer.
         -------------------

                  The class of equity securities to which this Statement on
Schedule 13D relates is the Common Stock, par value $0.0001 per share (the "Securities"), of Stratasys, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 14950 Martin Drive, Eden Prairie, MN 55344-2020.

Item 2.  Identity and Background.
         -----------------------

                  (a) This statement is being filed by Archery Capital, LLC, a Delaware limited liability company, Pharos Fund Limited, a company organized under the laws of the British Virgin Islands, Pharos Genesis Fund Limited, a company organized under the laws of the British Virgin Islands, Lighthouse Partners USA, L.P., a Delaware limited partnership, and Lighthouse Genesis Partners USA, L.P., a Delaware limited partnership (collectively, the "Reporting Persons").

                  Archery Capital, LLC is a Delaware limited liability company, and has as its business address 237 Park Avenue, Suite 801, New York, NY 10017. Archery Capital, LLC is an unregistered investment adviser and does not hold itself out to the general public as an investment adviser. During the preceding 12 months, Archery Capital, LLC has acted as the investment adviser to fewer than 15 clients, none of which were investment companies required to be registered under the Investment Company Act of 1940, as amended.

                  Pharos Fund Limited is a company organized under the laws of the British Virgin Islands, and has its business address at 20 Reid Street, Hamilton HM 11, Bermuda. Pharos Fund Limited is a privately-placed unregistered foreign investment fund that is not making, nor does it propose to make, any public offering of its securities in the United States or to U.S. resident investors and currently has no U.S. resident investors. Archery Capital, LLC acts as the investment adviser to Pharos Fund Limited pursuant to an Investment Management Agreement dated April 30, 1996 and, as such, has full discretionary investment management authority with respect to the assets of Pharos Fund Limited.

                  Pharos Genesis Fund Limited is a company organized under the laws of the British Virgin Islands, and has its business address at 20 Reid Street, Hamilton HM 11, Bermuda. Pharos Fund Limited is a privately-placed unregistered foreign investment fund that is not making, nor does it propose to make, any public offering of its securities in the United States or to U.S. resident investors and currently has no U.S. resident investors. Archery Capital, LLC acts as the investment adviser to Pharos Fund Limited pursuant to an Investment Management Agreement dated October 30, 1997 and, as such, has full discretionary investment management authority with respect to the assets of Pharos Fund Limited.

                  Lighthouse Partners USA, L.P. is a Delaware limited partnership, and has as its business address 237 Park Avenue, Suite 801, New York, NY 10017. Lighthouse

Partners USA, L.P. is a privately-placed unregistered investment fund whose outstanding securities are beneficially owned by less than 100 persons. Pursuant to the Lighthouse Limited Partnership Agreement dated January 1, 1997, Archery Capital, LLC, is the investing general partner of Lighthouse Partners USA, L.P., and, as such, has full discretionary investment management authority with respect to the assets of Lighthouse Partners USA, L.P.

                  Lighthouse Genesis Partners USA, L.P. is a Delaware limited partnership, and has as its business address 237 Park Avenue, Suite 801, New York, NY 10017. Lighthouse Partners USA, L.P. is a privately-placed unregistered investment fund whose outstanding securities are beneficially owned by less than 100 persons. Pursuant to the Lighthouse Genesis Limited Partnership Agreement dated January 1, 1997, Archery Capital, LLC, is the investing general partner of Lighthouse Genesis Partners USA, L.P., and, as such, has full discretionary investment management authority with respect to the assets of Lighthouse Genesis Partners USA, L.P.

                  (b)-(c), (f) The directors and executive officers of Archery Capital, LLC, Pharos Fund Limited, and Pharos Genesis Fund Limited are set forth on Schedule I, Schedule II, and Schedule III, respectively, are attached hereto, and the general partners of Lighthouse Partners USA, L.P. and Lighthouse Genesis Partners, L.P. are set forth on Schedule IV and Schedule V, respectively, attached hereto. Schedule I, Schedule II, Schedule III, Schedule IV and Schedule V set forth the following information with respect to each such person:

                           (i)   name;

                           (ii)  business address (or residence address
                           where indicated);

                           (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

                           (iv)  citizenship.

                  (d)-(e) During the last five years, neither the Reporting Persons nor any person named in Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V or Schedule VI attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                  From November 18, 1996 to September 10, 1997, Archery Capital, LLC, pursuant to its authority under the Pharos Advisory Agreement, caused Pharos Fund Limited to purchase 150,000 shares of common stock of Stratasys, Inc. in market transactions. From June 30, 1997 to September 5, 1997, Archery Capital, LLC, pursuant to its authority under the Lighthouse Limited Partnership Agreement, caused Lighthouse Partners USA, L.P. to purchase 15,500 shares of common stock of Stratasys, Inc. in market transactions. Thus, prior to November 14, 1997, the Reporting Persons were the beneficial owners of approximately 2.8% of the common stock of Stratasys, Inc. On November 14, 1997, Archery Capital, LLC, pursuant to its authority under the Pharos Advisory Agreement, caused Pharos Fund Limited to use its working capital to purchase 206,897 units (the "Units"), each Unit consisting of one share of Securities of the Issuer, one one-year warrant exercisable immediately, and one two-year warrant exercisable immediately. Pharos also received an option (the "Option") to purchase another 148,148 Units, such option presently exercisable. On November 14, 1997, Pharos assigned the right to exercise the Option to Pharos Genesis Fund Limited (120,648 Units), Lighthouse Partners USA, L.P. (20,000 Units) and Lighthouse Genesis Partners USA, L.P. (7,500 Units). (the "November 14 Transaction"). On November 20, 1997, Archery Capital, LLC, pursuant to its authority under the Pharos Genesis Advisory Agreement, the Lighthouse Limited Partnership Agreement and the Lighthouse Genesis Limited Partnership Agreement, respectively, caused Pharos Genesis Fund Limited to exercise its Option rights and use $1,628,750 of its working capital to purchase 120,648 Units, caused Lighthouse Partners USA, L.P. to exercise its Option rights and use $270,000 of its working capital to purchase 20,000 Units, and caused Lighthouse Genesis Partners USA, L.P. to exercise its Option rights and use $101,250 of its working capital to purchase 7,500 Units (collectively, the "November 20 Transactions"). As of November 20, 1997, the Reporting Persons were the beneficial owners of 1,230,135 shares of Securities, representing approximately 17.7% of the outstanding Securities of the Issuer.

                  None of the Reporting Persons have acquired any additional shares of Securities of the Issuer since November 20, 1997.

Item 4.  Purpose of Transaction.
         ----------------------

                  As described more fully in Item 3 above, this statement relates to the acquisition of beneficial ownership of 1,230,135 shares of Securities by the Reporting Persons. The Securities acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

                  The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

                  Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                  (a)-(b) As a result of the November 14 Transaction and the November 20 Transactions, the Reporting Persons may be deemed to be the beneficial owners of 1,230,135 shares of Securities. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Securities constitute approximately 17.7% of the issued and outstanding Securities. As described above in Item 2, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Pharos Fund Limited, Pharos Genesis Fund Limited, Lighthouse Partners USA, L.P. and Lighthouse Genesis Partners, L.P., respectively. As a result, the Reporting Persons share power to direct the vote and to direct the disposition of the 1,230,135 shares of Securities.

                  (c) Except as disclosed in Item 3, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person named in
Schedule I, Schedule II,

Schedule III, Schedule IV or Schedule V, has effected any transaction in the Securities during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

                  Pursuant to the Pharos Advisory Agreement and the Pharos Genesis Advisory Agreement, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Pharos Fund Limited and Pharos Genesis Fund Limited, respectively. Such authority includes the power to vote and otherwise dispose of securities purchased by Archery Capital, LLC on behalf of Pharos Fund Limited and Pharos Genesis Fund Limited.

                  Pursuant to the Lighthouse Limited Partnership Agreement and the Lighthouse Genesis Limited Partnership Agreement, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Lighthouse Partners USA, L.P. and Lighthouse Genesis Partners USA, L.P., respectively. Such authority includes the power to vote and otherwise dispose of securities purchased by Archery Capital, LLC on behalf of Lighthouse Partners USA, L.P. and Lighthouse Genesis Partners USA, L.P.

                  Other than the investment management agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Exhibit                             Description
-------                             -----------

A. Advisory Agreement between Archery Capital, LLC and Pharos Fund Limited, dated April 30, 1996 (the "Pharos Advisory Agreement").

B. Advisory Agreement between Archery Capital, LLC and Pharos Genesis Fund Limited, dated November 13, 1997 (the "Pharos Genesis Advisory Agreement").

C. Limited Partnership Agreement of Lighthouse Partners USA, L.P., dated January 1, 1997 (the "Lighthouse Limited Partnership Agreement").

D. Limited Partnership Agreement of Lighthouse Genesis Partners USA, L.P., dated October 30, 1997 (the "Lighthouse Genesis Limited Partnership Agreement").

E. Joint Filing Agreement among Archery Capital, LLC, Pharos Fund Limited, Pharos Genesis Fund Limited, Lighthouse Partners USA, L.P., and Lighthouse Genesis Partners USA, L.P.

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 21, 1997                                    ARCHERY CAPITAL, LLC



                                                     By:  /s/   Erinch Ozada
                                                         -----------------------
                                                     Name:     Erinch Ozada
                                                     Title:    Managing Member

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 21, 1997                                    PHAROS FUND LIMITED



                                                     By:  /s/   Philip C. Pedro
                                                         -----------------------
                                                     Name:     Philip C. Pedro
                                                     Title:    Secretary

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 21, 1997                                    PHAROS GENESIS FUND LIMITED



                                                     By:  /s/   Alan L. Brown
                                                         -----------------------
                                                     Name:     Alan L. Brown
                                                     Title:    Secretary

Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 21, 1997                           LIGHTHOUSE PARTNERS USA, L.P.


                                            By:      ARCHERY CAPITAL, LLC
                                                     its General Partner


                                                     By:  /s/   Erinch Ozada
                                                         -----------------------
                                                     Name:     Erinch Ozada
                                                     Title:    Managing Member

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 21, 1997                          LIGHTHOUSE GENESIS PARTNERS USA, L.P.


                                            By:      ARCHERY CAPITAL, LLC
                                                     its General Partner


                                                     By:  /s/   Erinch Ozada
                                                         -----------------------
                                                     Name:     Erinch Ozada
                                                     Title:    Managing Member

                                   Schedule I

                  The name and present principal occupation of each of the executive officers and directors of Archery Capital, LLC are set forth below.

================================================================================
        Name and              Position with Reporting      Principal Occupation
       Citizenship                    Person               and Business Address
--------------------------------------------------------------------------------
Erinch Ozada                  Managing Member               Managing Member
                                                            Archery Capital, LLC
Republic of Cyprus citizen                                  237 Park Avenue
                                                            Suite 801
                                                            New York, NY 10017
================================================================================

                                   Schedule II

                  The name and present principal occupation of each of the executive officers and directors of Pharos Fund Limited are set forth below.

================================================================================
                           Position with Reporting      Principal Occupation
        Name                       Person               and Business Address
--------------------------------------------------------------------------------
Alan L. Brown              Secretary and Director       Executive Vice President
                                                        Winchester Global Trust
British citizen                                         Company Limited
                                                        Williams House
                                                        20 Reid Street
                                                        Hamilton HM 11
                                                        Bermuda
--------------------------------------------------------------------------------
Patrik Hannell             Director                     Executive Vice President
                                                        Hannells Industrier
Swedish citizen                                         Kvekatorpsvagen 25
                                                        Box 174
                                                        Falkenberg, 311 22
                                                        Sweden
--------------------------------------------------------------------------------
Oskar P. Lewnowski         Director                     Chairman and Director
                                                        Olympia Capital
Austrian citizen                                        International Inc.
                                                        Williams House
                                                        20 Reid Street
                                                        Hamilton HM 11
                                                        Bermuda
--------------------------------------------------------------------------------
Zakiya M. Alireza          Director                     Loutfy Mansour
                                                        International
Egyptian citizen                                        Distribution Co.
                                                        9, Maksoud Pasha Street
                                                        P.O. Box 726
                                                        Alex.
                                                        Smouha-Alexandria
                                                        Egypt
--------------------------------------------------------------------------------
Paul S. Schreiber          Director                     Partner
                                                        Shearman & Sterling
United States citizen                                   599 Lexington Avenue
                                                        New York, New York
                                                        10022
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Philip C. Pedro            Alternate Director           Consultant
                                                        'Philobie'
British Citizen                                         3 Park View Lane
                                                        Devonshire DV03
                                                        Bermuda
================================================================================

                                  Schedule III

                  The name and present principal occupation of each of the executive officers and directors of Pharos Genesis Fund Limited are set forth below.

================================================================================
                           Position with Reporting      Principal Occupation
        Name                       Person               and Business Address
--------------------------------------------------------------------------------
Alan L. Brown              Secretary and Director       Executive Vice President
                                                        Winchester Global Trust
British citizen                                         Company Limited
                                                        Williams House
                                                        20 Reid Street
                                                        Hamilton HM 11
                                                        Bermuda
--------------------------------------------------------------------------------
Patrik Hannell             Director                     Executive Vice President
                                                        Hannells Industrier
Swedish citizen                                         Kvekatorpsvagen 25
                                                        Box 174
                                                        Falkenberg, 311 22
                                                        Sweden
--------------------------------------------------------------------------------
Oskar P. Lewnowski         Director                     Chairman and Director
                                                        Olympia Capital
Austrian citizen                                        International Inc.
                                                        Williams House
                                                        20 Reid Street
                                                        Hamilton HM 11
                                                        Bermuda
--------------------------------------------------------------------------------
Zakiya M. Alireza          Director                     Loutfy Mansour
                                                        International
Egyptian citizen                                        Distribution Co.
                                                        9, Maksoud Pasha Street
                                                        P.O. Box 726
                                                        Alex.
                                                        Smouha-Alexandria
                                                        Egypt
--------------------------------------------------------------------------------
Paul S. Schreiber          Director                     Partner
                                                        Shearman & Sterling
United States citizen                                   599 Lexington Avenue
                                                        New York, New York
                                                        10022
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Philip C. Pedro            Alternate Director           Consultant
                                                        'Philobie'
British Citizen                                         3 Park View Lane
                                                        Devonshire DV03
                                                        Bermuda
================================================================================

                                   Schedule IV

                  The names and present principal occupations of each of the general partners of Lighthouse Partners USA, L.P. are set forth below.

================================================================================
                           Position with Reporting      Principal Occupation
        Name                       Person               and Business Address
--------------------------------------------------------------------------------
Archery Capital, LLC       General Partner              Investment advisory
                                                        services
                                                        237 Park Avenue
                                                        Suite 801
                                                        New York, NY 10017
--------------------------------------------------------------------------------
Lighthouse Management,     General Partner              Fund administrative
Inc.                                                    services
                                                        237 Park Avenue
                                                        Suite 801
                                                        New York, NY 10017
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



                                   Schedule V

                  The names and present principal occupations of each of the general partners of Lighthouse Genesis Partners USA, L.P. are set forth below.

================================================================================
                           Position with Reporting      Principal Occupation
        Name                       Person               and Business Address
--------------------------------------------------------------------------------
Archery Capital, LLC       General Partner              Investment advisory
                                                        services
                                                        237 Park Avenue
                                                        Suite 801
                                                        New York, NY 10017
--------------------------------------------------------------------------------
Lighthouse Management,     General Partner              Fund administrative
Inc.                                                    services
                                                        237 Park Avenue
                                                        Suite 801
                                                        New York, NY 10017
================================================================================

                                  EXHIBIT INDEX

================================================================================
 Exhibit                          Description                         Page No.
--------------------------------------------------------------------------------
   A.            Advisory Agreement between Archery Capital,
                 LLC and Pharos Fund Limited, dated April
                 30, 1996.
--------------------------------------------------------------------------------
   B.            Advisory Agreement between Archery Capital,
                 LLC and Pharos Genesis Fund Limited, dated
                 November 13, 1997.
--------------------------------------------------------------------------------
   C.            Limited Partnership Agreement of Lighthouse
                 Partners USA, L.P., dated January 1, 1997.
--------------------------------------------------------------------------------
   D.            Limited Partnership Agreement of Lighthouse
                 Genesis Partners USA, L.P., dated October
                 30, 1997.
--------------------------------------------------------------------------------
   E.            Joint Filing Agreement among Archery
                 Capital, LLC, Pharos Fund Limited, Pharos
                 Genesis Fund Limited, Lighthouse Partners
                 USA, L.P., and Lighthouse Genesis Partners
                 USA, L.P.
================================================================================